02014013

733245
NO ACT
P.E 2-6-02
801-08327

ACT ICA
SECTION 17(a)
RULE
PUBLIC AVAILABILITY Feb. 13, 2002

February 13, 2002
Our Ref. No. 2001817922
Evergreen Investment Management Company, LLC
File No. 801-8327

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated February 6, 2002, requests our assurance that we would not recommend enforcement action to the Commission against First Union Corporation ("First Union"), a publicly held financial holding company, under Section 17(a) of the Investment Company Act of 1940 ("1940 Act") if, as described in your letter, First Union sells certain securities to and purchases certain securities from Evergreen Equity Index Fund and Evergreen VA Equity Index Fund (the "Funds"), without obtaining an order from the Commission under Section 17(b) of the 1940 Act. As described below, First Union may be deemed to be an affiliated person of an affiliated person of the Funds.

FACTS

You state that the Funds are series of the Evergreen Equity Trust and the Evergreen Variable Annuity Trust, respectively, each of which is a registered investment company. You state that Evergreen Investment Management Company, LLC ("Evergreen"), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, is the investment adviser to the Funds. You state that Evergreen is an indirect, wholly owned subsidiary of First Union.

You state that the investment objective of both Funds is to seek investment results that achieve price and yield performance similar to the S&P 500 Index.[1] You state that both of the Funds use a passive management approach and attempt to replicate the S&P 500 Index and its return by investing in substantially all of the stocks comprising the S&P 500 Index. Accordingly, you state that the implementation of the investment policies of the Funds is non-volitional.[2]

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1 According to Standard & Poor's, a division of The McGraw-Hill Companies, the S&P 500 Index is a widely used benchmark of U.S. equity performance. The S&P 500 Index is published by Standard & Poor's and consists of 500 stocks chosen by Standard & Poor's for market size, liquidity and representation. It is a market-value weighted index (stock price times number of shares outstanding), with the weighting of each stock in the index proportionate to its market value. See http://www.spglobal.com/indexmain500_description.html.

2 In particular, you state that, as index funds, the Funds are not actively managed in the traditional sense of using economic, financial, and market analysis to make investment decisions; instead, the Funds purchase or sell common stock only in accordance with directions generated by computer models designed to replicate the S&P 500 Index and its return. You represent that, (continued)

You state that First Union and Wachovia Corporation ("Wachovia"), a publicly held financial holding company, are two of the issuers whose common stocks are included in the S&P 500 Index. You state that both of the Funds hold common stock of First Union and Wachovia, in approximately the same proportion as the two stocks' respective weightings in the S&P 500 Index.[3] You state that, on April 16, 2001, First Union and Wachovia announced their intention to merge (the "Merger"). You state that the Merger will be effected through the issuance to Wachovia common stockholders of two shares of First Union common stock[4] for every share of Wachovia common stock, as well as, at a shareholder's option, a cash payment of $0.48 per share or two shares of a newly issued class of preferred stock of First Union.[5]

You state that the Funds retained their custodian, State Street Bank and Trust Company ("State Street"), which is not affiliated with the Funds, Evergreen, First Union or Wachovia, to make determinations on behalf of the Funds concerning the Merger and the voting of the common stock of First Union and Wachovia held by the Funds. You state that State Street, acting as a fiduciary for the Funds,[6] determined that the Merger was in the best interests of the

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in accordance with the computer models, the Funds purchase and sell common stock to maintain positions approximately in proportion to the percentages that each issuer's common stock represents in the S&P 500 Index, with any variations due to stocks being added to or deleted from the index before the Funds have rebalanced their portfolios in accordance with the new index weightings.

3 You state that, as of June 12, 2001, the record date for voting on the Merger, the Evergreen Equity Index Fund held 59,267 First Union shares of common stock and 12,668 Wachovia shares of common stock, and the Evergreen VA Equity Fund held 2,858 First Union shares of common stock and 610 Wachovia shares of common stock. You state that on that date, First Union had approximately 979 million shares of common stock outstanding, and Wachovia had approximately 203 million shares of common stock outstanding.

4 You state that First Union common stock will be the surviving stock (i.e., First Union shareholders will not need to exchange any shares); the combined entity, however, will be named Wachovia Corporation. For purposes of your request, you refer to the combined entity as First Union. In this response, we similarly refer to the combined entity, and the entity issuing shares pursuant to the Merger, as First Union.

5 You state that, in order to attempt to replicate the S&P 500 Index and its return, upon consummation of the Merger, the Funds will elect to receive the cash payment of $0.48 per share, instead of the two shares of First Union's preferred stock, which is not in the S&P 500 Index.

6 You state that the Funds' boards of trustees normally delegate to Evergreen the responsibility for voting all of the equity securities that are held by the Funds. You represent that

(continued)

shareholders of both of the Funds and voted in favor of the Merger for all of the First Union and Wachovia shares held by the Funds. You state that on July 31, 2001, the common stockholders of First Union approved the Merger, and on August 3, 2001, the common stockholders of Wachovia approved the Merger. On August 13, 2001, First Union and Wachovia announced that the Federal Reserve Board approved the application of the Merger. You state that the Merger is expected to occur on or about September 1, 2001.

You believe that, upon completion of the Merger, First Union will continue to be included in the S&P 500 Index, but that its weighting will be increased to reflect its higher market capitalization as a result of the Merger. You state that the Funds wish to exchange their shares of Wachovia common stock for shares of First Union common stock in a transaction with First Union, rather that dispose of the Wachovia shares in the secondary market prior to the Merger. You indicate that the sale by First Union of First Union securities to the Funds, as well as the purchase by First Union of Wachovia securities from the Funds (collectively, the "Transaction"), upon the consummation of the Merger, could result in a violation of Section 17(a) of the 1940 Act.

ANALYSIS

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person (a "first-tier affiliate"), and any affiliated person of an affiliated person (a "second-tier affiliate"), of a registered investment company, acting as principal, from knowingly selling any security to the registered investment company. Section 17(a)(2) of the 1940 Act, in relevant part, prohibits any first- and second-tier affiliate of a registered investment company, acting as principal, from knowingly purchasing any security from the registered investment company.[7] Section 2(a)(3) of the 1940 Act provides, in relevant part, that:

Evergreen casts votes for those securities in a fiduciary capacity. With respect to the vote on the Merger, you state that Evergreen, at the direction of the Funds' boards of trustees, entered into an agreement with State Street whereby Evergreen would vote the securities in accordance with directions from State Street. You represent that State Street determined how the securities should be voted without any input or direction from First Union or Evergreen or the Funds' boards of trustees. You represent that State Street made that determination for the Funds in a fiduciary capacity.

[7] Section 17(b) of the 1940 Act provides that, upon application, the Commission may exempt a proposed transaction from the prohibitions of Section 17(a) of the 1940 Act. Section 17(b) further provides that the Commission shall grant such application and issue such order of exemption if evidence establishes that the proposed transaction is: (1) reasonable and fair, including the consideration to be paid or received, and does not involve overreaching on the part of any person involved; (2) consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) consistent with the general purposes of the 1940 Act.

> an affiliated person of another person means . . . (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . ; [and] (E) if such other person is an investment company, any investment adviser thereof . . . .

The Transaction may result in a violation of Section 17(a)(1) of the 1940 Act because First Union may be deemed to be a second-tier affiliate of each of the Funds,[8] and the Transaction may be deemed to involve the sale by First Union of additional First Union shares to the Funds. The Transaction also may result in a violation of Section 17(a)(2) of the 1940 Act because it may be deemed to involve the purchase by First Union of the Wachovia shares from the Funds.

Section 17(a) of the 1940 Act was designed primarily to prohibit a purchase or sale transaction involving a registered investment company when an affiliated person of the investment company is a party to the transaction and has "both the ability and the pecuniary incentive to influence the actions of the investment company."[9] Because the Funds' investment policies require the Funds to acquire and dispose of specific amounts of First Union and Wachovia shares as a result of the Merger, you assert that First Union and Evergreen have only limited ability to influence the actions of the Funds with respect to their holdings of First Union and Wachovia shares (i.e., they can influence how the Funds acquire and dispose of those shares either by causing the Funds to engage in the Transaction, or by causing them to engage in open market transactions that would not implicate Section 17(a) of the 1940 Act).[10] You argue, however, that, for the reasons described below, it is in the best interests of the Funds to engage in the Transaction, rather than in any open market transactions. You also argue that the terms of the

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8 Under Section 2(a)(3)(E) of the 1940 Act, Evergreen, as the Funds' investment adviser, is a first-tier affiliate of the Funds. Under Section 2(a)(3)(C) of the 1940 Act, First Union may be deemed to be a first-tier affiliate of Evergreen because First Union may be deemed to control Evergreen. First Union also could be deemed to be a first-tier affiliate of the Funds, under Section 2(a)(3)(C) of the 1940 Act, if (1) Evergreen is deemed to control the Funds, and (2) First Union is deemed to control the Funds indirectly through its control of Evergreen.

9 See Investment Company Act Release No. 10886 (Oct. 2, 1979) (proposing, among other things, Rule 17a-8 under the 1940 Act), citing Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess., at 256-59 (1940).

10 You state that, pursuant to the non-volitional implementation of their investment policies, if the Funds elect to engage in open market transactions, the Funds must sell their Wachovia shares immediately prior to the consummation of the Merger and immediately thereafter purchase additional shares of First Union, unless they engage in the Transaction.

Transaction are fair and reasonable, and First Union and Evergreen do not have the ability to influence those terms with respect to the Funds.[11]

You argue that it would not be in the Funds' best interests to engage in open market transactions because the Funds would thereby incur brokerage commissions and potential capital gains taxes, which the Funds would not incur if they engaged in the Transaction. You also contend that engaging in the Transaction would be consistent with the Funds' prior practice in substantially similar situations (i.e., in connection with mergers involving issuers, unaffiliated with the Funds, of common stocks included in the S&P 500 Index, the Funds have always exchanged their shares of common stock pursuant to the mergers and have never, instead, engaged in open market transactions in the common stock). This fact, you contend, strongly suggests that engaging in the Transaction is in the Funds' best interests and not in the interests of the Funds' affiliates. You also represent that the board of trustees of each Fund, including a majority of independent trustees, found that participation in the Transaction would be in the best interests of the Funds and would be consistent with the Funds' investment policies.[12]

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[11] You also assert that any pecuniary incentive that First Union or Evergreen has in the Transaction is immaterial. You contend that the Funds' holdings of First Union and Wachovia common stock are immaterial to the market capitalization of either company, as well as the combined entity after the Merger. See supra note 3. You contend that, as a result, any pecuniary incentive that First Union may have in the sale or purchase of First Union or Wachovia common stock is limited to the value of the consideration that First Union will receive in the Transaction from the Funds in exchange for their shares of common stock of Wachovia, which, as described in greater detail below, is determined by reference to the terms of the Merger.

[12] You note that the Transaction will be consistent with the Funds' investment policies because the composition of the Funds may be altered only in accordance with computer models that indicate that the Funds should be re-weighted in accordance with the index. For example, you state that, on the date of the Merger, each Fund will receive two shares of First Union common stock for each share of Wachovia common stock held by the Fund (along with $0.48 for each share of Wachovia common stock held by each Fund). You state that, on that date, you expect that the S&P 500 Index will be adjusted to reflect First Union's larger market capitalization as a percentage of the index. You state that you expect that the increased size of First Union as a percentage of the S&P 500 Index will approximate the Funds' increased holdings in First Union as part of the Transaction. You represent, however, that, to the extent that the Fund's First Union holdings may need to be adjusted after the Transaction to approximate the S&P 500 Index, any additional purchase or sale will be made, consistent with the Funds' past practices, on the secondary market in accordance with the computer models.

You also argue that the terms of the Transaction are reasonable and fair and would not involve any overreaching by First Union or Evergreen because, based upon the terms of the Merger, First Union and Evergreen do not have the ability to influence the terms of the Transaction. That is, once the Merger has been approved by a majority of the common stockholders of First Union and Wachovia, First Union and Evergreen have no discretion to set or influence the terms of the Transaction because the terms of the Merger dictate the terms of each transaction between First Union and each common stockholder of Wachovia, including the Funds. You represent that the Merger originated independently of the Funds and for reasons entirely unrelated to the Transaction. You represent that the negotiations of the terms of the Merger were conducted pursuant to arm's-length negotiations between First Union and Wachovia, two entities that are not affiliated with each other. You represent that the Funds and Evergreen did not participate in the negotiations between the merging companies. You also represent that the terms, including the time and date, of the Transaction and the transaction between First Union and each other shareholder of Wachovia are the same for the Funds and every other common stockholder of Wachovia. You additionally represent that the board of trustees of each Fund, including a majority of independent trustees, found that the terms of the Transaction are reasonable and fair and would not involve any overreaching by First Union or Evergreen.

You further assert that the staff previously has recognized that the non-volitional implementation of an index fund's investment policies may serve, in certain circumstances, as a basis for no-action relief under the 1940 Act, and you contend that it may, similarly, serve as a basis for relief under Section 17(a) of the 1940 Act in this situation. More specifically, you argue that the non-volitional implementation of an index fund's investment policies reduces the likelihood that the selection of the fund's portfolio securities would be made in the interest of the fund's investment adviser or principal underwriter, rather than in the interest of the fund's shareholders.[13] You also argue that the non-volitional implementation of the Funds' investment

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[13] See TheVictory Stock Index Fund (pub. avail. Feb. 7, 1995). See also IBM Mutual Funds (May 18, 1990). In The Victory Stock Index Fund, we provided assurance that we would not recommend enforcement action to the Commission under Section 12(d)(3) of the 1940 Act if an index fund purchased shares of common stock issued by an affiliated person of the fund's investment adviser, despite the general prohibition in Section 12(d)(3) against an investment company purchasing securities issued by, among others, a registered investment adviser. Section 12(d)(3) of the 1940 Act is intended, in part, to prevent potential conflicts of interest between an investment company and its investment adviser and certain reciprocal practices. See Investment Company Act Release No. 19204 (Jan. 4, 1993) (proposing amendments to Rule 12d3-1 under the 1940 Act).

policies similarly reduces the likelihood that First Union or Evergreen could influence the Funds regarding the Transaction.[14]

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission against First Union under Section 17(a) of the 1940 Act if First Union, pursuant to the Merger, sells its securities to the Funds and purchases Wachovia securities from the Funds, without obtaining an order from the Commission under Section 17(b) of the 1940 Act.[15] This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented. You should note that any different facts or representations may require a different conclusion.

Brent J. Fields
Senior Counsel

14 For example, you argue that First Union and Evergreen do not have the ability to influence the size of the Transaction by causing the Funds to sell or purchase additional shares of Wachovia in the open market due to the non-volitional implementation of the Funds' investment policies. That is, you contend that First Union and Evergreen cannot cause the Funds to sell or purchase any shares of Wachovia so as to alter the size of the Transaction because the Funds must sell or purchase securities only in accordance with directions generated by computer models that are designed to replicate the S&P 500 Index and its return.

15 We note that the closing date of the Merger was September 1, 2001. This letter confirms the position of the staff that was provided orally to Michael H. Koonce, Senior Vice President and General Counsel of Evergreen Investment Services, Inc., on behalf of First Union prior to the date of the Merger.

1940 Act/§17(a)

February 6, 2002

Douglas J. Scheidt
Associate Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of the Evergreen Equity Index Fund and the Evergreen VA Equity Index Fund for No-Action Position Under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Scheidt:

I am writing on behalf of the Evergreen Equity Index Fund and the Evergreen VA Equity Index Fund (the "Funds") to request that the staff of the Division of Investment Management (the "Staff") agree that it would not recommend enforcement action to the Commission against First Union Corporation ("First Union") under Section 17(a) of the Investment Company Act of 1940 ("1940 Act") if, as described below, First Union sells certain securities to and purchases certain securities from the Funds, without obtaining an order from the Commission under Section 17(b) of the 1940 Act. As described below, First Union may be deemed to be an affiliated person of an affiliated person of the Funds.

BACKGROUND

Evergreen Equity Index Fund is a series of the Evergreen Equity Trust, and the Evergreen VA Equity Index Fund is a series of the Evergreen Variable Annuity Trust. Each such Trust is an open-end management investment company registered under the 1940 Act. Each of the Funds is advised by Evergreen Investment Management Company, LLC ("Evergreen"), a registered investment adviser under the Investment Advisers Act of 1940, as amended. Evergreen is an indirect subsidiary of First Union, a large, publicly-held financial holding company. Each Fund has an investment objective of seeking investment results that achieve price and yield performance similar to the S&P 500 Index, a widely-recognized unmanaged index of common stocks. The Funds are not actively managed in the traditional sense of using economic, financial, and market analysis to make investment decisions; instead, the Funds purchase or sell common stock only in accordance with directions generated by computer models designed to replicate the S&P 500 Index and its return. Purchases and sales of securities by the Funds are non-volitional in the sense that they are made so as to maintain positions approximately in proportion to the percentages that each issuer's common stock represents in the S&P 500 Index, with any variations being primarily due to stocks being added to or deleted from the Index before the Funds have rebalanced their portfolios in accordance with the new Index weightings.

Two of the issuers whose common stocks are included in the S&P 500 Index are First Union and Wachovia Corporation ("Wachovia"), another large publicly-held financial holding company. Each of the Funds holds shares of both First Union and Wachovia, in approximately the same proportion as the two issuers' respective weightings in the S&P 500 Index.[1] On April 16, 2001, First Union and Wachovia announced their intention to merge the two companies (the

[1] As of June 12, 2001, the record date for voting on the Merger, the Evergreen Equity Index Fund held 59,267 shares of First Union common stock and 12,668 shares of Wachovia common stock, and the Evergreen VA Equity Index Fund held 2,858 shares of First Union common stock and 610 shares of Wachovia common stock. As of June 12, 2001, First Union had approximately 979 million shares of common stock outstanding; Wachovia had approximately 203 million shares outstanding.

"Merger"). The Merger would be effected through the issuance to Wachovia shareholders of two shares of First Union common stock for every share of Wachovia common stock, as well as, at a shareholder's option, a cash payment of $0.48 per share or two shares of a newly issued class of preferred stock of First Union.[2] First Union would be the merger survivor, but would change its name to Wachovia Corporation.[3]

The Merger was made subject to approval by regulators and to the affirmative votes of shareholders of both First Union and Wachovia. It is expected that, if the Merger is consummated, First Union would continue to be included in the S&P 500 Index, but that its weighting would be increased, at least temporarily, to reflect its higher market capitalization resulting from the combination.

On May 14, 2001, SunTrust Banks, Inc. ("SunTrust") made a competing merger proposal for Wachovia.[4] That proposal would also have required the approval of Wachovia shareholders, but was contingent on, among other things, termination of the agreement between First Union and Wachovia.

A prospectus/proxy statement on Form S-4 relating to the Merger was mailed to First Union and Wachovia shareholders on or about June 27, 2001. The Merger was approved by First Union shareholders at a meeting held on July 31, 2001, and by Wachovia shareholders at a meeting held on August 3, 2001. The SunTrust proposal was rejected by Wachovia shareholders

[2] If allowed to participate in the Merger, the Funds would elect to receive the cash payment of $0.48 rather than the shares of preferred stock since the preferred stock will not be in the Index.

[3] Similarly, the First Union common stock will be the surviving stock (i.e., First Union shareholders will not need to exchange any shares). For purposes of this request, I will refer to the combined entity as First Union.

[4] Sun Trust is also a constituent stock of the S&P 500 Index.

at the meeting and was subsequently withdrawn. The Federal Reserve Board approved the Merger on or about August 13, 2001. The Merger is expected to close on or about September 1, 2001.

The Funds' Boards of Trustees generally have delegated to Evergreen the responsibility for voting on corporate actions relating to the equity securities held by the Funds. Evergreen casts such votes in its fiduciary capacity as investment advisor. With respect to the vote on the Merger, however, Evergreen, with the approval of the Funds' Boards, retained State Street Bank & Trust Company, which serves as the Funds' custodian but is not affiliated with Evergreen, First Union, or Wachovia, to make determinations on behalf of the Funds concerning the voting of Wachovia and First Union shares held by the Funds. State Street, acting as a fiduciary, concluded that approval of the Merger was in the best interests of the Funds and their shareholders and directed that all of the First Union and Wachovia shares held by the Funds be voted in favor of the Merger. This determination was made without any influence or direction from First Union, Evergreen or the Funds' Boards of Trustees.

Assuming the Funds continue to hold Wachovia stock, upon consummation of the Merger they would receive from First Union newly-issued shares of common stock in exchange for their Wachovia shares (the Funds' exchange of Wachovia shares for First Union shares in the Merger is referred to herein as the "Transaction"). Because the Transaction could be viewed as the sale of First Union shares by First Union directly to the Funds and the purchase of Wachovia shares by First Union directly from the Funds, in each case in violation of Section 17(a) of the 1940 Act, I am requesting that the Staff agree that it would not recommend enforcement action to the Commission against First Union if the Funds participate in the Transaction without obtaining an exemptive order under Section 17(b) of the 1940 Act. The alternative to participating in the Transaction would be for the Funds to sell their Wachovia shares in the secondary market immediately in advance of the Merger, and then to buy additional shares of First Union in the secondary market immediately following the Merger in order to maintain consistency with the make-up of the Index. This alternative, however, would be inconsistent with the Funds' passive investment approach, and would require the Funds to incur additional transaction costs and potentially to realize additional capital gains.

DISCUSSION

Section 17(a)(1) and (2), in relevant part, make it unlawful for an affiliated person of an investment company or an affiliated person of such a person, acting as principal, to sell any security to or purchase any security from the investment company. As the corporate parent of each Fund's investment adviser, First Union is an affiliated person of an affiliated person of each of the Funds. The exchange of First Union shares for shares of Wachovia could therefore be deemed to constitute a purchase and sale of a security subject to Section 17(a).

Section 17(a) was designed primarily to prohibit "a purchase or sale transaction when a party to the transaction has both the ability and the pecuniary incentive to influence the actions of the investment company." In this case, however, First Union and Wachovia have only limited ability and pecuniary incentive to influence the actions of the Funds.

Because the Funds' investment policies are non-volitional and require the Funds to acquire and dispose of securities, including shares of First Union and Wachovia, only in accordance with directions generated by computer models that are designed to replicate the S&P

500 Index and its returns, First Union and Evergreen have only limited ability to influence the actions of the Funds with respect to their holdings of First Union and Wachovia shares. Changes in the Funds' holdings are only made in order to cause the Funds to more closely track the Index and its return, or to mimic changes in the Index. Even timing is crucial - for the Funds to achieve their objectives, changes in the Funds' portfolios must occur nearly contemporaneously with changes in the Index. Any variance between the make-up of the Funds and the Index, even a temporary variance, creates the risk that the Funds returns will vary from that of the Index.

Because of the non-volitional nature of the Funds' investment approach, First Union and Evergreen have little or no ability to influence the Funds with respect to the Transaction. For example, First Union and Evergreen do not have the ability to influence the size of the Transaction by causing the Funds to sell or purchase additional shares of Wachovia in the open market in advance of the Transaction.[5]

Further, First Union has no pecuniary incentive to cause the Funds to exchange their Wachovia shares for First Union shares directly rather than disposing of their Wachovia shares and purchasing additional First Union shares in the open market.[6] Once all conditions have been satisfied, the Merger will proceed without regard to whether the Funds continue to hold

[5] Indeed, strict adherence to the Funds' investment policies would require them to participate in the Transaction rather than make open market sales and purchases. Because the make-up of the Index is not expected to change in advance of the Merger, any decision to sell the Wachovia shares in advance of the Merger would be inconsistent with the computer models that dictate the Funds' investment decisions. If the Funds nevertheless were required to engage in open-market transactions, in order to minimize tracking error they would be required to effect the sales immediately prior to the Merger, and the purchases immediately following the Merger.

[6] Any pecuniary incentive that First Union may have in the sale or purchase of First Union or Wachovia common stock is limited to the value of the consideration that First Union will receive in the Transaction from the Funds in exchange for their shares of common stock of Wachovia, which is determined by reference to the terms of the Merger.

Wachovia shares, or the manner in which the Funds dispose of such shares or acquire additional First Union shares. Moreover, the Funds' holdings of First Union and Wachovia common stock are immaterial to the market capitalization of either company and to that of the combined entity after the Merger. See supra note 1.

The terms of the Transaction are reasonable and fair to the Funds and do not involve any overreaching by First Union or Evergreen. The terms of the Merger were negotiated at arms'-length between First Union and Wachovia, which are not affiliated with each other. In order to proceed, the Merger had to be approved by a majority of First Union and Wachovia shareholders. The terms, including the time and date, of the Transaction are the same as the terms of the transaction between First Union and each other shareholder of Wachovia. Once the Merger agreement was signed, neither First Union nor Evergreen had any discretion to influence the terms of the overall Merger or the terms of each transaction between First Union and each common stockholder of Wachovia, including the Funds. The Merger originated independently of the Funds and for reasons entirely unrelated to the Transaction. None of the Funds or Evergreen participated in the negotiations between the merging companies. Finally, the Board of Trustees of each Fund, including a majority of independent Trustees, found that the terms of the Transaction are reasonable and fair and would not involve any overreaching by First Union or Evergreen.

Further, participation in the Transaction is consistent with the Funds' investment policies. According to those policies, the composition of the Funds may be altered only in accordance with computer models that indicate that the Funds should be re-weighted in accordance with the Index. In the Transaction, each Fund would receive two shares of First Union common stock for each share of Wachovia common stock held by the Fund (along with $0.48 for each share of Wachovia common stock held by each Fund). Similarly, in connection with the Merger, we would expect that the S&P 500 Index initially would be adjusted to reflect First Union's larger market capitalization as a percentage of the Index. We expect that the increased size of First Union as a percentage of the S&P 500 Index will approximate the Funds' increased holdings in First Union as part of the Transaction. Because the Funds' investment policies require the Funds to track the Index at every step along the way, participation in the Transaction would be the most effective method for furthering those policies. To the extent that the Funds' First Union holdings may need to be adjusted after the Transaction to approximate the S&P 500 Index, any additional purchases or sales would be made, consistent with the Funds' past practices, in the secondary market in accordance with the computer models. Finally, the Board of Trustees of each Fund, including a majority of independent Trustees, found that participation in the Transaction would be in the best interests of the Funds and would be consistent with the Funds' investment policies.

Engaging in the Transaction also would be consistent with the Funds' prior practice in substantially similar situations (i.e., in connection with mergers involving issuers, unaffiliated with the Funds, of common stocks included in the S&P 500 Index, the Funds have always exchanged their shares of common stock pursuant to the mergers and have never, instead, engaged in open market transactions in the common stock). This fact strongly suggests that engaging in the Transaction is in the Funds' best interests and not in the interests of the Funds' affiliates.

The staff previously has recognized that the non-volitional implementation of an index fund's investment policies may serve, in certain circumstances, as a basis for no-action relief under the 1940 Act. See TheVictory Stock Index Fund (pub. avail. Feb. 7, 1995) (Staff provided assurance that they would not recommend enforcement action to the Commission under Section 12(d)(3) of the 1940 Act if an index fund purchased shares of common stock issued by an affiliated person of the fund's investment adviser, despite the general prohibition in Section 12(d)(3) against an investment company purchasing securities issued by, among others, a registered investment adviser). See also IBM Mutual Funds (May 18, 1990). The non-volitional implementation of an index fund's investment policies similarly would serve as a basis for relief under Section 17(a) of the 1940 Act in this situation. More specifically, the non-volitional implementation of an index fund's investment policies reduces the likelihood that the selection of the fund's portfolio securities, and the timing and manner in which portfolio adjustments are effected, would be made in the interest of the fund's investment adviser or principal underwriter, rather than in the interest of the fund's shareholders. The non-volitional implementation of the Funds' investment policies similarly reduces the likelihood that First Union or Evergreen could influence the Funds regarding the Transaction.

CONCLUSION

For the reasons discussed above, the Funds request that the Staff take a no-action position with respect to the Funds' acquisition of additional shares of First Union in the Transaction in exchange for their Wachovia shares.[7] Please call me if you have any questions or require any additional information.

Very truly yours,

Michael H. Koonce
Senior Vice President and General Counsel
Evergreen Investment Services, Inc.

[7] As discussed with the Staff, this letter formally requests the no-action advice that was requested and obtained orally in advance of the closing of the Merger on September 1, 2001.